UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of November 2007

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Paris, November 7, 2007

Consolidated revenue 1 for
the nine months ending september 30, 2007

(Unaudited IFRS figures)

Revenue up 13.3% at current exchange rates

Operating income up 12.7%

(See details of the conference call on page 5)

VEOLIA ENVIRONNEMENT

At September 30, 2007 (€m)	At September 30, 2006 restated [2] (€m)	% change 2007/2006	Of which organic growth	Of which external growth	Of which currency effect
23,320.5	20,574.9	13.3%	6.7%	7.3%	-0.7%

Veolia Environnement's consolidated revenue was up 13.3% at €23,320.5 million compared to the restated figure of €20,574.9 million at September 30, 2006. Organic growth amounted to 6.7%. This growth includes the negative impact on the Energy division's revenue, estimated at €164 million, linked to the very mild weather in Europe in the first half of the year. Excluding this impact, organic revenue growth would have been 7.5% and total growth 14.2%. External growth of 7.3% stemmed, in particular, from the acquisitions made by Veolia Environmental Services (the waste management division) in the United Kingdom and Germany (a contribution of approximately  €890 million), by Veolia Energy in Europe and Australia (€168 million) and by Veolia Transport in France and in the United States (€152 million).

Revenue generated outside France was €12,948.4 million, or 55.5% of total revenue, compared to 52.6% at September 30, 2006.

The impact of movements in exchange rates mainly reflects the depreciation of the US dollar versus the euro (a decrease of €158 million).

(1)	Revenue from ordinary activities.

(2)
To ensure comparability between the two accounting periods, the accounts at September 30, 2006, have been restated, in particular the revenue from ordinary activities of Veolia Transport in Denmark that was accounted for at the end of 2006 according to IFRS5 and shown in the income statement in the line “Net income from discontinued operations”.

Water

At Sept. 30, 2007 (€m)	At Sept. 30, 2006 restated (€m)	% change 2007/2006	Of which organic growth	Of which externa growth	Of which currency effect
7,939.9	7,331.0	8.3%	7.8%	1.0%	-0.5%

▪
In France, organic growth, excluding Veolia Water Solutions & Technologies, amounted to 3.2%, supported by a wider range of services on offer and strong growth in engineering work. This growth was achieved in spite of lower volumes of water in production due to the mild summer.

▪
Outside France, excluding Veolia Water Solutions & Technologies, revenue increased by 11.2% at constant exchange rates and consolidation scope. In Europe, despite the decrease in BOT engineering work (Brussels and The Hague), the growth of 5.8% reflected the start-up of new contracts signed in 2006, notably in the Czech Republic and in Slovakia. Business activity was also strong in the Africa/Middle East region where revenue rose by approximately 20.0% (good level of business activity in Morocco and construction work for a seawater desalination plant in Oman). In the Asia/Pacific region, the very strong growth in revenue of over 50.0% was largely driven by the start-up of new contracts in China (Shenzhen, Changzhou, Kunming, Luizhou, Urumqui, and Sinopec), Australia (Gold Coast), South Korea and Japan.

▪
Veolia Water Solutions & Technologies achieved revenue growth on a constant exchange rate and consolidation scope basis of 11.7%, principally due to the strength of activity in the "Design and Build" service offered to municipal and industrial customers, which was particularly pronounced in the Middle East and Australia.

The operating income of the Water division continued to grow. In France, the productivity improvement efforts, as well as the development of new services and the good performance of engineering work offset the decline in delivered volumes. In Europe and Asia, operating income growth benefited from the start-up of new activities, and positive effects linked to the maturation of contracts. Finally, the improvement in the economic conditions of the contract in Gabon and the increasing level of contribution from contracts in Veolia Water Solutions & Technologies also contributed to the increase in operating income.

Waste Management

At Sept. 30, 2007 (€m)	At Sept. 30, 2006 restated (€m)	% change 2007/2006	Of which organic growth	Of which external growth	Of which currency effect
6,678.3	5,361.7	24.6%	8.0%	18.3%	-1.7%

▪
In France, revenue increased by 7.6% (7.1% at constant consolidation scope and exchange rates) as a result of strong activity in both non-hazardous household and industrial waste treatment (incineration plants and technical landfill centers), as well as in the treatment of hazardous industrial waste.

▪
Outside France, organic growth, amounting to 8.6%, occurred in all regions. It was noteworthy in the United Kingdom (7.9% at constant consolidation scope and exchange rates) with continuing gains in market share and the expansion of existing integrated contracts. Strong growth was also achieved in Scandinavia with an increase in the recycling business in Norway and good performance in Denmark. In North America, the business achieved organic growth of 7.5%, driven mainly by the strong momentum in industrial services. In Asia, the development of recent contracts (Foshan, Likeng and Puxi) made a strong contribution to organic revenue growth of 7.7%.

▪	External growth of 18.3% mainly reflected the acquisitions of Cleanaway in the United Kingdom, SULO in Germany (consolidated since July 2, 2007) and the Biffa activities in Belgium.

The growth in operating income recorded in the first half of the year continued in the third quarter. All geographical regions contributed to this highly favorable growth.

Energy

At Sept. 30, 2007 (€m)	At Sept. 30, 2006 restated (€m)	% change 2007/2006	Of which organic growth	Of which external growth	Of which currency effect
4,566.4	4,249.4	7.5%	2.7%	4.5%	0.3%

▪	Revenue grew 7.5% in spite of the negative impact linked to the mild weather in the first nine months of 2007 (€164 million).

▪
In France, revenue grew 3.1%. Excluding the impact of the mild weather, revenue growth would have been 7.2%, boosted by the combined effect of business development (town of Cergy, Saint-Joseph Hospital, Renault etc.) and the increase in the volumes of engineering work.

▪
Outside France, total revenue growth amounted to 13.2%, as the impact of the effects of the weather were more than offset by the company’s recent business development, both in terms of organic as well as external growth, notably in Central Europe, the United Kingdom, and the Asia-Pacific region (start-up of first contracts in China).

Operating income growth in the first nine months continued to be affected by the mild weather in early 2007 in Europe that had a negative impact on first-half results. The overall impact of the mild weather on operating income is estimated at approximately €37 million.

Transportation

At Sept. 30, 2007 (€m)	At Sept. 30, 2006 restated (€m)	% change 2007/2006	Of which organic growth	Of which external growth	Of which currency effect
4,135.9	3,632.8	13.8%	7.5%	7.2%	-0.9%

▪
Revenue in France rose by 5.2% at a constant consolidation scope, driven by the development of business in the urban (Ile-de-France, Valence, and Bordeaux) and interurban networks. The contribution from SNCM, which benefited from a positive seasonal effect in the third quarter, lifted total revenue growth to 12.7%.

▪
Outside France, revenue increased by 14.6% (up 8.9% at constant exchange rates and consolidation scope), reflecting the full impact of business development in North America, the growth in activity in Australia, and a number of small acquisitions made in Central Europe and the United Kingdom.

Operating income benefited in the third quarter from the good performance in France (urban and interurban network), the positive contribution from SNCM that was higher in the third quarter due to the seasonality of its business, as well as the division’s operating improvement in certain countries, in particular Germany.

˜ ™

–

Consolidated operating income increased 12.7% to €1,754.3 million compared to €1,557.2 million for the nine month period at September 30, 2006. Recurring operating income at constant exchange rates rose 11.0% at September 30, 2007 versus an increase of 9.8% at June 30, 2007. The third quarter confirmed the trends demonstrated at the half-year period.

Net debt totaled €14.1 billion at September 30, 2007 compared with €15.2 billion at June 30, 2007. The lower net debt reflected a further increase in the generation of operating cash flow as well as the contribution of the €2,559 million capital increase completed on July 10, 2007. The change in net debt also reflected the company’s investments during the first nine months, in particular in major projects (Haikou in China and BOT in Oman) in the water sector, the acquisition of Sulo in Germany and various mid-sized companies in the United States in the waste management field, various targeted transactions in Central Europe (Czech Republic and Hungary) and in China (Harbin project) in the field of energy services.

˜ ™

–

The growth in business activity and the trend in operating income recorded at September 30, 2007 enable the company to confirm its annual growth and profitability objectives.

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investors contact Brian Sullivan - Tel +1 630-371-2749

Press releases also available on our web site: http://www.veolia-finance.com

A conference call is scheduled for November 7, 2007, at 8.30am (CET)

The dial-up number is: +33 (0)1 72 26 01 91

or

+44 207 098 0692

A replay of the call will be available between Nov. 7th to Nov. 11th , 2007

In France dial: +33 (0)1 72 28 01 39
In the UK dial: +44 (0)20 7075 3214
In the US dial: +1 866 828 2261

(Code 205566#)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 8, 2007

VEOLIA ENVIRONNEMENT

By:	/s/ Alain Tchernonog
Name: Alain Tchernonog Title: General Secretary